                                            Filed Pursuant to Rule 424(b)(3)
                                            Registration Nos.: 333-67943 and
                                            333-67943-01

             Prospectus Supplement to Prospectus dated May 4, 1999.

                             AMERICAN STANDARD INC.
                    L60,000,000 8.25% Senior Notes due 2009

$100,000,000 8.25% Senior Notes due 2009

E250,000,000 7.125% Senior Notes due 2006

             Guaranteed as to Payment of Principal and Interest by

                        AMERICAN STANDARD COMPANIES INC.
                             ----------------------
     This prospectus relates to an offering of senior notes by the underwriters, either directly or through their respective selling agents, in the United States.

     American Standard Inc. will pay interest on the senior notes on June 1 and December 1 of each year. The first interest payment will be made on December 1, 1999. The senior notes will not be redeemable by the issuer prior to maturity and will not be entitled to any sinking fund. Application has been made to list the senior notes on the Luxembourg Stock Exchange.

     The senior notes will be senior unsecured obligations of American Standard Inc., a wholly-owned subsidiary of American Standard Companies Inc. The guarantee of the senior notes will be an unconditional, senior unsecured obligation of American Standard Companies Inc.

     See "Risk Factors" on pages 3-4 of the accompanying prospectus for a discussion of certain factors that should be considered by prospective investors.
                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------

                        Per         Total         Per        Total         Per           Total
                       L Note        (L)         $ Note       ($)        E Note           (E)
                       ------   --------------   ------   -----------   ---------   ---------------
Initial public
  offering price.....  98.335%  L59,001,000.00   99.864%  $99,864,000    99.700%    E249,250,000.00
Underwriting
  discount...........   1.375%  L   811,263.75    1.375%  $ 1,373,130     1.375%    E  3,427,187.50
Proceeds, before
  expenses, to
  American Standard
  Inc................  96.960%  L58,189,736.25   98.489%  $98,490,870    98.325%    E245,822,812.50

E = Eurodollar
L = Pound Sterling

     The initial public offering prices set forth above do not include accrued interest, if any. Interest on the senior notes will accrue from May 28, 1999 and must be paid by the purchaser if the senior notes are delivered after May 28, 1999.
                             ----------------------
     The underwriters expect to deliver the senior notes in book-entry form only through the facilities of The Depository Trust Company, Euroclear and Cedel Bank (in the case of the Dollar Senior Notes) or of Euroclear and Cedel Bank (in the case of the Sterling Senior Notes and the Euro Senior Notes) against payment in New York, New York (in the case of the Dollar Senior Notes) and London, England (in the case of the Sterling Senior Notes and the Euro Senior Notes) on May 28, 1999.

GOLDMAN, SACHS & CO.
                     CHASE SECURITIES INC.
                                        BANC OF AMERICA SECURITIES LLC
                                                      SALOMON SMITH BARNEY
                             ----------------------
                   Prospectus Supplement dated May 21, 1999.

                             ----------------------

     NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE ISSUER, THE GUARANTOR OR ANY UNDERWRITER THAT WOULD PERMIT DISTRIBUTION OF A PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. ANY PERSON INTO WHOSE POSSESSION THIS PROSPECTUS SUPPLEMENT AND ACCOMPANY PROSPECTUS COMES IS ADVISED BY THE ISSUER, THE GUARANTOR AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE ANY RESTRICTIONS AS TO, THE OFFERING OF THE SENIOR NOTES AND THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS.
                             ----------------------

     The issuer and the guarantor, having made all reasonable inquiries, confirm that this prospectus supplement and the accompanying prospectus contain all information with respect to the issuer, the guarantor and the senior notes which is material in the context of the issue and offering of the senior notes, that the information contained herein is true and accurate in all material respects and is not misleading, that the opinions and intentions expressed herein are honestly held and have been reached after considering all relevant circumstances and are based on reasonable assumptions, that there are not other facts the omission of which would, in the context of the issue and offering of the senior notes, make this prospectus supplement and the accompanying prospectus as a whole or any of such information or the expression of any such opinions or intentions misleading in any material respect, that all reasonable inquiries have been made by the issuer and the guarantor to verify the accuracy of such information and that this prospectus supplement and the accompanying prospectus do not contain an untrue statement of material fact or omit to state a material fact required to be stated herein or necessary in order to make the statements herein, in the light of the circumstances under which they were made, not misleading. The issuer and the guarantor accept responsibility accordingly.
                             ----------------------

     This prospectus supplement and the accompanying prospectus refer to documents incorporated by reference. For the prospectus used for purposes of listing with the Luxembourg Stock Exchange, incorporation by reference will not be applicable and those documents otherwise incorporated by reference as of the date hereof will be attached to this prospectus as a supplement.
                             ----------------------

CURRENCIES

     In this prospectus supplement and the accompanying prospectus, references to "dollars" and "$" are references to United States dollars, and references to "U.S." mean the United States of America. In addition, references to "pounds sterling", "sterling" and "L" are references to the United Kingdom currency and references to "euro" and "E" are references to the currency that was introduced at the start of the third stage of economic and monetary union pursuant to the treaty establishing the European Economic Community, as amended by the Treaty on European Union, signed at Maastricht, the Netherlands on February 7, 1992. Except as otherwise stated herein, conversions of non-U.S. dollar currencies for the senior notes to U.S. dollars have been calculated using exchange rates on May 21, 1999. These translations should not be construed as representations that the non-U.S. dollar currency amount actually represents such U.S. dollar amount or could be converted into U.S. dollars at the rates indicated or at any other rates.

THE ISSUER AND THE GUARANTOR

     American Standard Inc., incorporated in the State of Delaware on March 26, 1929, is the issuer of the senior notes and is referred to herein as the issuer. American Standard Companies Inc., incorporated in the State of Delaware on March 15, 1988, will guarantee the senior notes and is referred to herein as the guarantor. American Standard Companies Inc. has as its only significant asset all of the outstanding common stock of American Standard Inc.

                              RECENT DEVELOPMENTS

     The following is provided with respect to the guarantor. Information with respect to the issuer is not provided as there are no differences from the information set forth, except per share information.

     Total sales for the first quarter of 1999 were $1.7 billion, an increase of 12% from $1.5 billion in the first quarter of 1998. Net income was $47 million, or $0.65 per diluted share, up 31% and 33%, respectively, from net income of $36 million, or $0.49 per diluted share in the first quarter of 1998. Segment income was $145 million, an increase of 12% from $130 million in the first quarter of 1998.

     The following table sets forth segment sales and income for the first quarter of 1999 and 1998.

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                               1999          1998
                                                              ------        ------
                                                              (IN MILLIONS, EXCEPT
                                                                PER SHARE DATA)
Sales:
  Air Conditioning Products.................................  $  942        $  838
  Plumbing Products.........................................     415           358
  Automotive Products.......................................     292           272
  Medical Systems...........................................      26            25
                                                              ------        ------
     Total sales............................................  $1,675        $1,493
                                                              ======        ======
Segment income (loss):
  Air Conditioning Products.................................  $   76        $   73(a)
  Plumbing Products.........................................      34            19
  Automotive Products.......................................      39            42
  Medical Systems...........................................      (4)           (4)
                                                              ------        ------
     Total segment income...................................     145           130
Equity in net income of unconsolidated joint ventures.......       8             6
                                                              ------        ------
                                                                 153           136
Interest expense............................................     (46)          (51)
Corporate and other expenses................................     (27)          (24)(a)
                                                              ------        ------
Income before income taxes..................................      80            61
Income taxes................................................     (33)          (25)
                                                              ------        ------
Net income..................................................  $   47        $   36
                                                              ======        ======
  Per common share:
     Basic..................................................  $  .67        $  .50
                                                              ======        ======
     Diluted................................................  $  .65        $  .49
                                                              ======        ======
  Average outstanding common shares:
     Basic..................................................    70.2          72.1
     Diluted................................................    71.9          74.3

---------------

(a) Financing fees of $5 million paid in 1998 by Air Conditioning Products were reclassified to Corporate expenses upon adoption of the new segment reporting standard as of December 31, 1998.

     Sales of Air Conditioning Products increased 12% to $942 million. Worldwide Applied Systems sales increased 16% due to strong performance in the U.S. commercial equipment business and sales and service operations, partly offset by a small decline in the international applied business, primarily in Asia. Worldwide Unitary Systems sales increased 8% with strength in both U.S. residential and commercial operations. Sales of Plumbing Products increased 16% to $415 million, including $54 million from the Armitage Shanks and Dolomite businesses acquired on February 2, 1999, partly offset by a $16 million reduction of sales related to the divestiture of Porcher distribution in the fourth quarter of 1998. Sales in the Americas increased 11% due to strong U.S. growth. Automotive Product's sales increased 7% to $292 million, driven by continued high levels of European commercial vehicle production, higher product content per vehicle from new products introduced in 1998 and increased export sales. This increase was partly offset by a sharp decline in Brazilian sales. Sales of anti-lock braking systems ("ABS") by the Company's U.S. braking systems joint venture rose 34%, reflecting the continued phase-in of regulations requiring ABS on all new commercial vehicles, which increased equity income. Medical System's sales were $26 million in the quarter, essentially the same as last year, reflecting increased sales of new diagnostic products offset by the expected declines in sales of older radioimmunoassay products.

     Total segment income in the first quarter of 1999 was $145 million, an increase of 12% from $130 million in 1998 quarter. Air Conditioning Product's segment income increased $3 million to $76 million. Worldwide Applied Systems benefited from improved volume in the U.S., which was offset by weakness in international markets. Worldwide Unitary Systems posted strong growth in the U.S. from both volume and margin improvement despite the effect of a three-week strike at the Company's Clarksville commercial facility. International unitary results declined due to weakness in Latin America and Middle East markets. Plumbing Product's segment income increased $15 million to $34 million, mainly due to significant improvement from the Company's European restructuring, the Armitage Shanks-Dolomite acquisition and strong volume increases in the Americas. Automotive Product's segment income decreased $3 million to $39 million compared to the prior year period due mainly to the weak Brazilian economy and increased product development spending in Europe. Medical System's segment loss of $4 million was at the same level as the first quarter of 1998. Development costs of new diagnostic products have continued at a high level while progress is being made to obtain U.S. and European regulatory approvals of new diagnostic products and tests.

     Equity in net income of unconsolidated joint ventures increased to $8 million from $6 million, reflecting the continued strong growth of Automotive Products' U.S. braking systems joint venture.

     Interest expense of $46 million was $5 million lower than in the prior year period, due to lower average interest rates achieved through 1998 debt refinancings which more than offset the effect of increased debt arising principally from the Armitage Shanks-Dolomite acquisition. Corporate and other expenses of $27 million were $3 million higher than in the prior year period, mainly due to increased minority interest in net income of subsidiaries and corporate spending. Income taxes reflect an effective rate of 41.5% compared to 40.5% for the 1998 period.

                                 CAPITALIZATION

     The following table sets forth the capitalization of American Standard Inc. and its subsidiaries at March 31, 1999, and at that date as adjusted to give effect to the offering of the senior notes in the amount of $460 million. This table should be read in conjunction with American Standard Inc.'s consolidated financial statements and notes thereto which have been incorporated herein by reference.

                                                              MARCH 31, 1999
                                                     --------------------------------
                                                       ACTUAL            ADJUSTED
                                                     -----------      ---------------
                                                              (IN MILLIONS)
Short-term debt:
     Loans payable to banks........................  $     1,213        $       903(a)
     Current maturities of long-term debt..........          164                 14(a)
                                                     -----------        -----------
          Total short-term debt....................        1,377                917
Long-term debt:
     Credit agreement..............................          354                354
     Other debt obligations........................        1,293              1,603(a)
                                                     -----------        -----------
                                                           1,647              1,957
     Less current maturities.......................         (164)               (14)(a)
                                                     -----------        -----------
          Total long-term debt.....................        1,483              1,943
                                                     -----------        -----------
Stockholder's deficit(b)
     Preferred Stock, Series A, 1,000 shares issued
       and outstanding, $.01 par value.............           --                 --
     Common Stock, 1,000 shares issued and
       outstanding, $.01 par value.................           --                 --
     Capital surplus...............................          577                577
     Accumulated deficit...........................         (645)              (645)
     Foreign currency translation effects..........         (206)              (206)
                                                     -----------        -----------
          Total stockholder's deficit..............         (274)              (274)
                                                     -----------        -----------
     Total capitalization..........................  $     2,586        $     2,586
                                                     ===========        ===========

---------------

(a) Reflects the issuance of $460 million of senior notes and the application of $150 million of the proceeds to repay the 10 7/8% Senior Notes due on May 15, 1999, and $310 million to reduce loans payable to banks (which amounts may be reborrowed under those facilities). The acquisition of the Bathrooms Division of Blue Circle Industries plc on February 2, 1999 for approximately $430 million, including fees and expenses and net of cash acquired, was financed with borrowings under the revolving bank facilities. For a discussion of the revolving bank facilities and the acquisition of the Bathrooms Division of Blue Circle Industries plc, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the American Standard Inc. Annual Report on Form 10-K for the year ended December 31, 1998 and Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, each incorporated herein by reference.

(b) Stockholder's deficit at March 31, 1999 for the guarantor is set forth below:

Stockholder's deficit
     Preferred Stock, 2,000,000 shares authorized, none
      issued and outstanding................................           --
     Common Stock, $.01 par value, 200,000,000 shares
      authorized, 70,273,745 shares issued and
      outstanding...........................................            1
     Capital surplus and other..............................          589
     Treasury Stock.........................................         (372)
     Accumulated deficit....................................         (645)
     Foreign currency translation effects...................         (206)
                                                              -----------
          Total stockholder's deficit.......................         (633)
                                                              ===========

     Capitalization of the guarantor is not provided as the only difference is additional stockholders' deficit of $359 million principally attributable to the repurchase by the guarantor of shares of its common stock. There has been no material change in the capitalization of the issuer or the guarantor since March 31, 1999.

                                USE OF PROCEEDS

     The net proceeds from the sale of the senior notes offered hereby are estimated to be approximately $453 million. We will use $150 million of such net proceeds to refinance borrowings incurred to pay at maturity our 10 7/8% Senior Notes due May 15, 1999. The balance of such net proceeds will be applied to refinance a portion of borrowings incurred to pay the $430 million purchase price of our February 1999 acquisition of the Bathrooms Division of Blue Circle Industries plc, financed initially under our 1997 credit agreement, currently bearing interest at 5.69%, and including $60 million that was temporarily refinanced under a short term facility currently bearing interest at 7.925%.

                        DESCRIPTION OF THE SENIOR NOTES

     Information in this section should be read together with the information under the caption "Description of Debt Securities" in the accompanying prospectus. The following description of the particular terms of the senior notes offered hereby supplements and, to the extent inconsistent, replaces the description of the general terms and provisions of the senior notes set forth in the accompanying prospectus. Certain terms are defined in the prospectus and other terms are defined below under "-- Certain Definitions."

     The senior notes will be issued under an indenture among the issuer, the guarantor and The Bank of New York, as trustee, dated as of January 15, 1998, as supplemented by indenture supplements dated as of January 15, 1998, February 13, 1998 and April 13, 1998. In addition, an indenture supplement to be dated as of May 28, 1999 will be executed in connection with each series of senior notes offered hereby. In addition, the issuer will enter into a paying agency agreement on May 28, 1999 with Banque Generale du Luxembourg.

                                    GENERAL

     We are offering three series of senior notes by this prospectus supplement. The maximum aggregate principal amount of senior notes will be limited, in the case of the senior notes denominated in sterling, to L60 million aggregate principal amount, in the case of the senior notes denominated in dollars, to $200 million aggregate principal amount and, in the case of the senior notes denominated in euros, to E350 million aggregate principal amount. We will issue in this offering, L60 million 8.25% senior notes due 2009 (the "Sterling Senior Notes"), $100 million 8.25% Senior Notes due 2009 (the "Dollar Senior Notes") and E250 million 7.125% senior notes due 2006 (the "Euro Senior Notes").

     The issuer may from time to time without the consent of the holders of senior notes create and issue further securities either having the same terms and conditions as the Dollar Senior Notes or the Euro Senior Notes in all respects (or in all respects except for the first payment of interest on them) and so that such further issue shall be consolidated and form a single series with the outstanding securities of any series (including the Dollar Senior Notes or the Euro Senior Notes) or upon such terms and conditions as the issuer may determine at the time of their issue.

     The Sterling Senior Notes will mature on June 1, 2009, the Dollar Senior Notes will mature on June 1, 2009, and the Euro Senior Notes will mature on June 1, 2006. The senior notes will be payable in each case at maturity at par, plus accrued and unpaid interest, if any.

     Interest on the senior notes will accrue at the rates shown on the front cover of this prospectus supplement from May 28, 1999 and be payable semi-annually in arrears on each June 1 and December 1 (each an "interest payment date") commencing December 1, 1999, to the registered holder on May 15 or November 15, as the case may be, immediately preceding the interest payment date. The senior notes will bear interest on overdue principal and premium, if any, and to the extent permitted by law, overdue interest at the relevant rate per annum shown on the front cover of this prospectus supplement.

 Interest will be computed on the basis of a 360-day year of twelve 30-day months. For additional information concerning payments on the senior notes, see "-- Form of the Senior Notes" and "-- Description of Book-Entry System -- Payments on the Global Notes." On December 1, 1999, the first interest payment date, holders will receive an interest payment of (Pound Sterling)41.9375 per (Pound Sterling)1,000 principal amount of Sterling Senior Notes, $41.9375 per $1,000 principal amount of Dollar Senior Notes and (Eurodollar)36.21875 per (Eurodollar)1,000 principal amount of Euro Senior Notes.

     The senior notes are not redeemable by the issuer prior to maturity. The issuer is not required to make any mandatory redemption or sinking fund payments in respect of the senior notes. The issuer may acquire senior notes on the open market. Any senior notes so acquired may be resold by the issuer. In addition, the issuer may at any time deliver senior notes to the trustee for cancellation. Subject to the terms of the indenture, the issuer may not issue new senior notes to replace senior notes that it has paid or delivered to the trustee for cancellation.

                                    LISTING

     Application has been made to list the senior notes on the Luxembourg Stock Exchange. The legal notice relating to the issue of the senior notes and the Certificate of Incorporation of the issuer will be registered prior to the listing with the Chief Registrar of the District Court in Luxembourg, where such documents are available for inspection and where copies thereof can be obtained upon request. As long as any senior notes are listed on the Luxembourg Stock Exchange and as long as the rules of such exchange so require, an agent for making payments on, and transfer of, senior notes will be maintained in Luxembourg. The issuer has initially designated Banque Generale du Luxembourg as its agent for such purposes.

                            FORM OF THE SENIOR NOTES

     The Sterling Senior Notes, the Euro Senior Notes and the Dollar Senior Notes will each be represented by one or more global securities in registered form, without coupons (respectively, the "Sterling Global Notes," the "Euro Global Notes" and the "Dollar Global Notes" and collectively, the "Global Notes"), which have been issued in each case in a denomination equal to the outstanding principal amount of senior notes represented thereby. The Global Notes will be deposited with the trustee, as described below under "-- Description of Book-Entry System."

     Each owner of a beneficial interest in a Global Note ("Book-Entry Interests") will receive a definitive registered note (i) if, in the case of the Dollar Senior Notes, The Depository Trust Company ("DTC") notifies the Issuer that it is unwilling or unable to act as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and, in either case, a successor depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the issuer within 90 days, (ii) if, in the case of the Sterling Senior Notes or the Euro Senior Notes, the Euroclear System ("Euroclear") and Cedel Bank, societe anonyme ("Cedel Bank") notify the Issuer that they are unwilling or unable to act as clearing agency and a successor is not appointed by the issuer within 90 days or
(iii) in the event of an Event of Default under the indenture upon request of the holders of a majority of the applicable series of senior notes.

     Any definitive registered note will be issued in registered form in denominations of (Pound Sterling)1,000, (Eurodollar)1,000 or $1,000 (as the case may be) principal amount or multiple thereof. Any definitive registered note will be registered in such name or names as the Trustee shall be instructed based on the instructions of DTC, in the case of the Dollar Senior Notes, or based on the instructions of Euroclear or Cedel Bank in the case of the Sterling Senior Notes or the Euro Senior Notes. It is expected that such instructions will be based upon directions received by DTC, Euroclear or Cedel Bank, from their participants with respect to ownership of Book-Entry Interests. To the extent permitted by law, the issuer, the trustee and any paying agent shall be entitled to treat the person in whose name any definitive registered note is registered as the absolute owner thereof. The amount of the relevant Global Notes, and the Book-Entry Interests, will be increased or decreased to reflect exchanges or issues of definitive registered notes. The trustee will make the appropriate adjustments to the Global Note or Notes underlying the Book-Entry Interests to reflect any such issues or adjustments. The indenture contains provisions relating to the maintenance by a registrar of a register reflecting ownership of definitive registered notes, if any, and other provisions customary for a registered debt security. Payment of principal and interest on, and all other amounts payable under, each definitive registered note will be made to the holder appearing on the register at the close of business on the record date at his address shown on the register on the record date.

     The cost of preparing, printing, packaging and delivering a definitive registered note will be solely the responsibility of the issuer.

     Principal of and interest on, and all other amounts payable under, any definitive registered notes will be payable at the corporate trust office or agency of the trustee in The City of New York and at the office of the paying and transfer agent in Luxembourg maintained for such purposes. The relevant definitive registered note must be surrendered at the office of the trustee in New York City or at the office of the paying and transfer agent in Luxembourg to receive payments of principal. In addition, interest on definitive registered notes may be paid by check mailed to the person entitled thereto as shown on the register on the record date for the definitive registered notes. If a payment date is not a business day at a place of payment, payment may be made at that place on the next succeeding business day and no interest shall accrue for the intervening period.

     Transfers of any definitive registered note may be made, by presenting and surrendering such note at the office of any transfer agent. Transfers of a portion of a definitive registered note may be made in authorized denominations of (Pound Sterling)1,000, (Eurodollar)1,000 or $1,000, respectively, at the office of any transfer agent, and new definitive registered notes in appropriate denominations will be made available by the issuer at such office. No service charge will be made for any registration of transfer or exchange of any definitive registered notes but the trustee may require payment of a sum sufficient to cover any tax or other governmental change payable in connection therewith.

           PAYMENT ON STERLING SENIOR NOTES; SUBSTITUTION OF CURRENCY

     The Euro, the currency introduced at the start of the third stage of economic and monetary union pursuant to the treaty establishing the European Economic Community, as amended by the Treaty on European Union, was introduced on January 1, 1999. The United Kingdom was not a participant at that date; however, the United Kingdom Government stated that the United Kingdom might wish to join the single currency at a later date. If the United Kingdom adopts the Euro, it will replace pounds sterling as the legal tender in the United Kingdom and result in the effective re-denomination of the Sterling Senior Notes into Euro and the regulations of the European Commission relating to the Euro shall apply to the Sterling Senior Notes. The circumstances and consequences described in this paragraph entitle neither the issuer, the guarantor nor any holder of Sterling Senior Notes to early redemption, rescission, notice or repudiation of the terms and conditions of the Sterling Senior Notes or the indenture or to raise other defenses or to request any compensation claim, nor will they affect any of the other obligations of the issuer or the guarantor under the Sterling Senior Notes and the indenture.

                                   COVENANTS

     The covenants described in the accompanying prospectus under "Description of Debt Securities -- Certain Covenants" including "-- Existence,"
"-- Maintenance of Properties," "-- Insurance," and "-- Payment of Taxes and Other Claims" as well as the provisions described under "Description of Debt Securities -- Merger, Consolidation or Sale of Assets" will be applicable to the senior notes.

     LIMITATION ON LIENS. The issuer and the guarantor will not, nor will either permit any of their Subsidiaries to, create, incur, or permit to exist, any Lien on any of their respective properties or assets, whether now owned or hereafter acquired, or upon any income or profits therefrom, in order to secure any Indebtedness of either of the issuer or the guarantor, without effectively providing that the senior notes shall be equally and ratably secured until such time as such Indebtedness is no longer secured by such Lien, except:

     (a) Liens existing as of the closing date of the offering;

     (b) Liens granted after the closing date on any assets or properties of the issuer or the guarantor or any of their Subsidiaries securing Indebtedness of the issuer or the guarantor created in favor of the holders of such series;

     (c) Liens securing Indebtedness of the issuer or the guarantor which is incurred to extend, renew or refinance Indebtedness which is secured by Liens permitted to be incurred under the Indentures, provided that such Liens do not extend to or cover any property or assets of the issuer or the guarantor or any of their Subsidiaries other than the property or assets securing the Indebtedness being refinanced and that the principal amount of such Indebtedness does not exceed the principal amount of the Indebtedness being refinanced;

     (d) Permitted Liens; and

     (e) Liens created in substitution of or as replacements for any Liens permitted by the preceding clauses (a) through (d), provided that, based on a good faith determination of an officer of each of the issuer and the guarantor, the property or asset encumbered under any such substitute or replacement Lien is substantially similar in nature to the property or asset encumbered by the otherwise permitted Lien which is being replaced.

     Notwithstanding the foregoing, the issuer and the guarantor and any Subsidiary may, without securing any series of senior notes, create, incur or permit to exist Liens which would otherwise be subject to the restrictions set forth in the preceding paragraph, if after giving effect thereto and at the time of determination, Exempted Debt does not exceed the greater of (1) 10% of Consolidated Net Assets or (2) $250,000,000.

     LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS. The issuer and the guarantor will not, nor will either permit any of their Subsidiaries to, enter into any sale and lease-back transaction for the sale and leasing back of any property or asset, whether now owned or hereafter acquired, of the issuer or guarantor or any of their Subsidiaries unless

     (a) the issuer or guarantor or such Subsidiary would be entitled under the Limitation on Liens covenant above to create, incur or permit to exist a Lien on the assets to be leased in an amount at least equal to the Attributable Liens in respect of such transaction without equally and ratably securing the senior notes, or

     (b) the proceeds of the sale of the assets to be leased are at least equal to their fair market value and the proceeds are applied to the purchase or acquisition (or in the case of real property, the construction) of assets or to the repayment of Indebtedness of the issuer or guarantor or a Subsidiary of the issuer or guarantor which by its terms matures not earlier than one year after the date of such repayment.

     Notwithstanding the foregoing, the issuer, the guarantor and their Subsidiaries are permitted to enter into sale and leaseback transactions:

     (1) entered into prior to the closing date, or

     (2) for the sale and leasing back of any property or asset by a Subsidiary of the issuer or guarantor to the issuer or guarantor, or

     (3) involving leases for less than three years, or

     (4) in which the lease for the property or asset is entered into within 120 days after the later of the date of acquisition, completion of construction or commencement or full operations of such property or asset.

                    MERGER, CONSOLIDATION OR SALE OF ASSETS

     The issuer or the guarantor may, without the consent of the holders of any outstanding senior notes, consolidate with or sell, lease or convey all or substantially all of their assets to, or merge with or into, any other entity provided that:

     (a) either the issuer or the guarantor, as the case may be, shall be the continuing entity, or the successor entity formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is organized under the laws of any domestic jurisdiction and expressly assumes the guarantor's and/or the issuer's obligations to pay principal of (and premium, if any) and interest on all of the senior notes and the due and punctual performance and observance of all of the covenants and conditions contained in the indenture;

     (b) immediately after giving effect to such transaction, no Event of Default under the indentures and no event which, after notice or the lapse of time, or both, would become such an Event of Default shall have occurred and be continuing; and

     (c) an officers' certificate and legal opinion covering certain of such conditions shall be delivered to each trustee.

                                   DEFEASANCE

     The senior notes are subject to defeasance under the conditions described in the accompanying prospectus and the indenture.

                              CERTAIN DEFINITIONS

     "Attributable Liens" means in connection with a sale and lease-back transaction, the lesser of (a) the fair market value of the assets subject to such transaction and (b) the present value (discounted at a rate per annum equal to the average interest borne by all outstanding securities issued under the indenture (which may include securities in addition to the senior notes) determined on a weighted average basis and compounded semiannually) of the obligations of the lessee for rental payments during the term of the related lease.

     "Capital Lease" means any Indebtedness represented by a lease obligation of a person incurred with respect to real property or equipment acquired or leased by such person and used in its business that is required to be recorded as a capital lease in accordance with U.S. generally accepted accounting principles ("GAAP").

     "Capital Stock" of any person means any and all shares, interests, participations, rights to purchase, warrants, options or other equivalents (however designated) of corporate stock or other equity of such person.

     "Consolidated Net Assets" means as of any particular time the aggregate amount of assets after deducting therefrom all current liabilities except for
(a) notes and loans payable, (b) current maturities of long-term debt and (c) current maturities of obligations under capital leases, all as set forth on the most recent consolidated balance sheet of the guarantor and its consolidated Subsidiaries and computed in accordance with GAAP.

     "Exempted Debt" means the sum of the following as of the date of determination: (i) Indebtedness of the issuer or the guarantor incurred after the closing date and secured by Liens not otherwise permitted by the first sentence under "Limitation on Liens" above, and (ii) Attributable Liens of the issuer and guarantor and their Subsidiaries in respect of sale and lease-back transactions entered into after the closing date, other than sale and lease-back transactions permitted by the limitation on sale and lease-back transactions set forth under "Limitation on Sale and Lease-Back Transactions" above. For purposes of determining whether or not a sale and lease-back transaction is "permitted" by "Limitation on Sale and Lease-Back Transactions," the last paragraph under "Limitation on Liens" above (creating an exception for Exempted Debt) will be disregarded.

     "Facility" means the Amended and Restated Credit Agreement dated as of January 31, 1997 among American Standard Companies Inc., American Standard Inc., certain Subsidiaries of American Standard Inc., the lenders named therein and The Chase Manhattan Bank as Administrative Agent, as such agreement may be amended (including any amendment, restatement and successors thereof), supplemented or otherwise modified from time to time, including any increase in the principal amount of the obligations thereunder.

     "Indebtedness" means, with respect to any person, without duplication,

     (1) any Obligation of such person relating to any indebtedness of such person (A) for borrowed money (whether or not the recourse of the lender is to the whole of the assets, of such person or only to a portion thereof), (B) evidenced by notes, debentures or similar instruments (including purchase money obligations) given in connection with the acquisition of any property or assets (other than trade accounts payable for inventory or similar property acquired in the ordinary course of business), including securities, for the payment of which such person is liable, directly or indirectly, or the payment of which is secured by a lien, charge or encumbrance on property or assets of such person, (C) for goods, materials or services purchased in the ordinary course of business (other than trade accounts payable arising in the ordinary course of business), (D) with respect to letters of credit or bankers acceptances issued for the account of such person or performance, surety or similar bonds, (E) for the payment of money relating to a Capital Lease obligation or (F) under interest rate swaps, caps or similar agreements and foreign exchange contracts, currency swaps or similar agreements;

     (2) any liability of others of the kind described in the preceding clause
         (1), which such person has guaranteed or which is otherwise its legal liability; and

     (3) any and all deferrals, renewals, extensions and refunding of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (1) or (2).

     "Lien" means any lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

     "Obligation" of any person with respect to any specified Indebtedness means any obligation of such person to pay principal, premium, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such person, whether or not a claim for such post-petition interest is allowed in such proceeding), penalties, reimbursement or indemnification amounts, fees, expense or other amounts relating to such Indebtedness.

     "Permitted Liens" means (i) Liens securing Indebtedness arising under the Facility and any initial or subsequent renewal, extension, refinancing, replacement or refunding thereof; (ii) Liens on accounts receivable, merchandise, inventory, equipment, and patents, trademarks, trade names and other intangibles, securing Indebtedness; (iii) Liens on any asset of the issuer and the guarantor, any Subsidiary, or any joint venture to which the issuer or the guarantor or any of their Subsidiaries is a party, created solely to secure obligations incurred to finance the refurbishment, improvement or construction of such asset, which obligations are incurred no later than 24 months after completion of such refurbishment, improvement or construction, and all renewals, extensions, refinancings, replacements or refundings of such obligations; (iv)(a) Liens given to secure the payment of the purchase price incurred in connection with the acquisition (including acquisition through merger or consolidation) of property (including shares of stock), including Capital Lease transactions in connection with any such acquisition, and (b) Liens existing on property at the time of acquisition thereof or at the time of acquisition by the issuer, the guarantor or a Subsidiary or any person then owning such property whether or not such existing Liens were given to secure the payment of the purchase price of the property to which they attach; provided that, with respect to clause (a), the Liens shall be given within 24 months after such acquisition and shall attach solely to the property acquired or purchased and any improvements then or thereafter placed thereon; (v) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (vi) Liens upon specific items of inventory or other goods and proceeds of any person securing such person's obligations in respect of bankers' acceptances issued or created for the account of such person to facilitate the purchase, shipment or storage of such inventory or other goods; (vii) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (viii) Liens on key-man life insurance policies granted to secure Indebtedness of the issuer and guarantor against the cash surrender value thereof; (ix) Liens encumbering customary initial deposits and margin deposits and other Liens in the ordinary course of business, in each case securing Indebtedness of the issuer or the guarantor under interest swap obligations and currency agreements and forward contract, option, futures contracts, futures options or similar agreements or arrangements designed to protect the issuer or the guarantor or any of their Subsidiaries from fluctuations in interest rates, currencies or the price of commodities; (x) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the issuer or the guarantor or any of their Subsidiaries in the ordinary course of business; and (xi) Liens in favor of the issuer or the guarantor or any Subsidiary.

     "Subsidiary" means a person (other than an individual), a majority of the outstanding voting stock, partnership interests, membership interests or other equity interest, as the case may be, of which is owned or controlled, directly or indirectly, by the issuer or by one or more other Subsidiaries of the issuer. For the purposes of this definition, "voting stock" means stock having voting power for the election of directors, trustees or managers, as the case may be, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

                                 GOVERNING LAW

     The indenture is and the senior notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law. Under the Judiciary Law of the State of New York, a judgment or decree in an action based upon an obligation denominated in a currency other than U.S. dollars will be rendered in the foreign currency of the underlying obligation and converted into U.S. dollars at a rate of exchange prevailing on the date of entry of the judgment or decree.

                                    NOTICES

     All notices shall be deemed to have been given upon (i) the mailing by first class mail, postage prepaid, of such notices to holders of the senior notes at their registered addresses as recorded in the Register; and (ii) so long as the senior notes are listed on the Luxembourg Stock Exchange and it is required by the rules of the Luxembourg Stock Exchange, publication of such notice to the holders of the senior notes in English in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or, if such publication is not practicable, in one other leading English language daily newspaper with general circulation in Europe, such newspaper being published on each business day in morning editions, whether or not it shall be published on Saturday, Sunday or holiday editions.

                        DESCRIPTION OF BOOK-ENTRY SYSTEM

GENERAL

     The Dollar Global Notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. as nominee of DTC, for credit to the accounts of DTC participants and indirect participants, including the Euroclear and Cedel Bank. The Sterling Global Notes and the Euro Global Notes will be deposited with the trustee as common depositary (in such capacity, the "Common Depositary") for Euroclear and Cedel Bank. Upon issuance of the senior notes, DTC, Euroclear or Cedel Bank, as the case may be, will credit on its book-entry registration and transfer system the participants' accounts with the respective interests owned by such participants. Ownership of Book-Entry Interests is shown on, and the transfer of such interests will be effected only through, records maintained by DTC, Euroclear or Cedel Bank and, with respect to interests of indirect participants, their respective participants. The laws of some countries and some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge the Book-Entry Interests.

     All interests in the Dollar Senior Notes, including those held through Euroclear or Cedel Bank, will be subject to the procedures and requirements of DTC. Those interests, if held through Euroclear or Cedel Bank, will also be subject to the procedures and requirements of such system. All interests in the Sterling Senior Notes and the Euro Senior Notes will be subject to the procedures and requirements of Euroclear or Cedel Bank, as the case may be.

     So long as DTC, or its nominee, or the Common Depository, as the case may be, is the registered holder of the Global Notes, such party will be considered the sole holder of such Global Notes for all purposes under the indenture. Except as set forth above under "-- Form of the Senior Notes," participants or indirect participants are not entitled to have senior notes or Book-Entry Interests registered in their names, will not receive or be entitled to receive physical delivery of senior notes or Book-Entry Interests in definitive form and will not be considered the owners or holders thereof under the indenture. Accordingly, each person owning a Book-Entry Interest must rely on the procedures of DTC, Euroclear or Cedel Bank, as the case may be, and, if such person is not a participant in DTC, Euroclear or Cedel Bank, as the case may be, on the procedures of the participant in DTC, Euroclear or Cedel Bank, as the case may be, through which such person owns its interest, to exercise any rights and remedies of a holder under the indenture. See "-- Action by Owners of Book-Entry Interests" below. If any definitive senior notes are issued to participants or indirect participants, they will be issued in registered form ("definitive registered notes"), as described under "-- Form of the Senior Notes." Unless and until Book-Entry Interests are exchanged for definitive registered notes (as described under "-- Form of the Senior Notes"), the certificated depositary interest held by DTC may not be transferred except as a whole by DTC to its nominee or by its nominee to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor, and the certificated depositary interests held by the Common Depositary may not be transferred except as a whole by Euroclear or Cedel Bank to the Common Depositary or by the Common Depositary to Euroclear or Cedel Bank, respectively, or another nominee of

Euroclear and Cedel Bank or by Euroclear and Cedel Bank or any such nominee to a successor of Euroclear or Cedel Bank or a nominee of such successor.

PAYMENTS ON THE GLOBAL NOTES

     Payments of any amounts owing in respect of the Global Notes will be made through one or more paying agents (the "Paying Agents") appointed under the indenture (which initially will include the trustee) to DTC, Euroclear or Cedel Bank, as the holder of the Global Notes. Payment to or to the order of the holder of the Global Notes shall discharge the issuer's payment obligations in respect of the senior notes represented thereby. Upon receipt of any such amounts, DTC, Euroclear or Cedel Bank, as the case may be, should distribute such payments to its respective participants. Payments of all such amounts will be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature except as may be required by law. If withholding for taxes is required by law, such withholding will occur in accordance with applicable law.

     Under the provisions of the indenture, the holder of the Global Notes is treated as the owner of the senior notes represented thereby, and the issuer has no responsibility or liability for the payment of amounts owing in respect of the depositary interests held by DTC or by the Common Depositary for Euroclear and Cedel Bank to owners of Book-Entry Interests represent interests in the Global Notes. Payments by DTC participants or by Euroclear or Cedel Bank participants to owners of Book-Entry Interests held through such participants are the responsibility of such participants as is the case with securities held for the account of customers in bearer form or registered in "street name".

     None of the issuer, the guarantor, the trustee or any agent of the issuer, the guarantor or the trustee have any responsibility or liability for any aspect of the records relating to or payments made on account of Book-Entry Interests or for maintaining, supervising or reviewing any records relating to such Book-Entry Interests.

INFORMATION CONCERNING DTC, EUROCLEAR AND CEDEL BANK

     The issuer and guarantor understand as follows with respect to DTC: DTC is a limited purpose trust issuer organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, including the Underwriters, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, broker-dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     The issuer and guarantor understand as follows with respect to Euroclear and Cedel Bank: Euroclear and Cedel Bank each hold securities for their account holders and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders, thereby eliminating the need for physical movements of certificates and any risk from lack of simultaneous transfers of securities.

     Euroclear and Cedel Bank each provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Cedel Bank each also deal with domestic securities markets in several countries through established depository and custodial relationships. The respective systems of Euroclear and Cedel Bank have established an electronic bridge between their two systems across which their respective account holders may settle trades with each other.

     Account holders in both DTC, Euroclear and Cedel Bank are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to both Euroclear and Cedel Bank is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

     An account holder's overall contractual relations with either Euroclear or Cedel Bank are governed by the respective rules and operating procedures of Euroclear or Cedel Bank and any applicable laws. Both Euroclear and Cedel Bank act under such rules and operating procedures only on behalf of their respective account holders, and have no record of or relationship with persons holding through their respective account holders.

     Because DTC, Euroclear and Cedel Bank can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of an owner of a Book-Entry Interest to pledge such interest to persons or entities that do not participate in the DTC, Euroclear or Cedel Bank systems, or otherwise take actions in respect of such interest, may be limited by the lack of a definitive certificate for such interest. The laws of some countries and some states in the United States require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer Book-Entry Interests to such persons may be limited. In addition, beneficial owners of Book-Entry Interests through DTC, Euroclear or Cedel Bank will receive distributions attributable to the Global Notes only through DTC, Euroclear or Cedel Bank participants.

     The issuer understands that under existing industry practices, if either the issuer or trustee requests any action of holders of senior notes or if an owner of a Book-Entry Interest desires to give instructions or take any action that a holder is entitled to give or take under the indenture, DTC, Euroclear or Cedel Bank, as the case may be, would authorize their respective participants owning the relevant Book-Entry Interests to give instructions or take such action, and such participants would authorize indirect participants to give instructions or take such action or would otherwise act upon the instructions of such indirect participants.

TRANSFERS

     All transfers of Book-Entry Interests are recorded in accordance with the book-entry system maintained by DTC, Euroclear or Cedel Bank, as applicable, pursuant to customary procedures established by each respective system and its participants. While a Global Note is outstanding, holders of definitive registered notes may exchange their definitive registered notes for Book-Entry Interests in the applicable Global Notes by surrendering their definitive registered notes to the trustee or to the paying and transfer agent in Luxembourg. The amount of the Book-Entry Interests will be increased or decreased to reflect such transfers or exchanges. The trustee or the paying and transfer agent in Luxembourg, as applicable, will make the appropriate adjustments to the applicable Global Note or exchange such Global Note for a new Global Note in an appropriate principal amount to reflect any such transfers or exchanges.

ACTION BY OWNERS OF BOOK-ENTRY INTERESTS

     As soon as practicable after receipt by the trustee of notice of any solicitation of consents or request for a waiver or other action by the holders of senior notes, the trustee will send to DTC, Euroclear and Cedel Bank a notice containing (a) such information as is contained in such notice received by the trustee, (b) a statement that at the close of business on a specified record date DTC, Euroclear and Cedel Bank will be entitled to instruct the trustee as to the consent, waiver or other action, if any, pertaining to such senior notes and (c) a statement as to the manner in which such instructions may be given. In addition, the trustee will forward to DTC, Euroclear and Cedel Bank, or, based upon instructions received from DTC, Euroclear and Cedel Bank, to owners of Book-Entry Interests, all materials pertaining to any such solicitation, request, offer or other action. Upon the written request of DTC, Euroclear and Cedel Bank, as applicable, the trustee shall endeavor insofar as practicable to take such action regarding the requested consent, waiver, offer or other action in respect of such senior notes in accordance with any instructions set forth in such request. DTC, Euroclear and Cedel Bank may grant proxies or otherwise authorize their respective participants, or persons owning Book-Entry Interests through their respective participants, to provide such instructions to the trustee so that it may exercise any rights of a holder or take any other actions which a holder is entitled to take under the indenture. The trustee will not exercise any discretion in the granting of consents or waivers or the taking of any other action relating to the indenture.

REPORTS

     The trustee will immediately send to DTC, Euroclear and Cedel Bank a copy of any notices, reports and other communications received relating to the issuer, the senior notes or the Book-Entry Interests.

SETTLEMENT

     Any secondary market trading activity in the Book-Entry Interests is expected to occur through the Participants of DTC, Euroclear and Cedel Bank, and the securities custody accounts of investors will be credited with their holdings against payment in same-day funds on the settlement date.

CLEARANCE THROUGH CEDEL BANK AND EUROCLEAR

     The Euro Senior Notes have been accepted for clearance by Cedel Bank and Euroclear under the common code 009793712. The ISIN for the Euro Senior Notes is XS0097937121.

     The Sterling Senior Notes have been accepted for clearance by Cedel Bank and Euroclear under the common code 009793747. The ISIN for the Sterling Senior Notes is XS0097937477.

     The Dollar Senior Notes have been accepted for clearance by Cedel Bank and Euroclear under the common code 009793704. The ISIN for the Dollar Senior Notes is US029712AA48. The CUSIP number for the Dollar Senior Notes is 029712AA4.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain anticipated U.S. federal income tax consequences of the purchase, ownership and disposition of the senior notes, based upon the Internal Revenue Code of 1986, as amended, and existing regulations, rulings and judicial decisions under the Code as of the date of this prospectus supplement of this prospectus supplement. Such authorities may be repealed, revoked or modified, possibly with retroactive effect so as to result in federal income tax consequences different from those discussed below. Except as specifically set forth in this prospectus supplement, this summary deals only with senior notes held as capital assets by initial holders, and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, banks, tax-exempt organizations, insurance companies, holders that are partnerships or other pass-through entities and holders whose "functional currency" is not the U.S. dollar, or special rules with respect to "straddle," "conversion," "hedging" or "constructive sales" transactions. This summary is not binding on the Internal Revenue Service or the courts. No ruling has been sought or will be sought from the Internal Revenue Service with respect to the positions and issues discussed herein, and there can be no assurance that the Internal Revenue Service will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the senior notes or that any such position would not be sustained. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF SENIOR NOTES THAT MAY BE SPECIFIC TO THEM,

INCLUDING THE TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN LAWS.

     As used in this prospectus supplement, the term "U.S. Holder" means a beneficial owner of a senior note who or that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of source, or (iv) a trust if both: (A) a U.S. court is able to exercise primary supervision over the administration of the trust, and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust. As used in this prospectus supplement, the term "Non-U.S. Holder" means a holder of a senior note that is not a U.S. Holder.

                                  U.S. HOLDERS

INTEREST

     Interest on the senior notes generally will be taxable to a U.S. Holder as ordinary interest income at the time accrued or received in accordance with the U.S. Holder's regular method of accounting for federal income tax purposes. A U.S. Holder who uses the cash method of accounting for federal income tax purposes and who receives interest on a Euro Senior Note in Euros or Sterling Senior Note in pounds sterling, as the case may be, will be required to include in income the U.S. dollar value of such Euros and pounds sterling. The U.S. dollar value will be determined using the spot rate in effect on the date such payment is received, regardless of whether the payment is in fact converted to U.S. dollars at that time. No exchange gain or loss will be recognized by such holder if the Euros or pounds sterling are converted to U.S. dollars on the date received. The U.S. federal income tax consequences of the conversion of Euros or pounds sterling into U.S. dollars are described below. See "-- Exchange of Foreign Currencies."

     A U.S. Holder who uses the accrual method of accounting for federal income tax purposes, or who is otherwise required to accrue interest prior to receipt, will be required to include in income the U.S. dollar value of the amount of interest income accrued, or otherwise required to be taken into account, with respect to a Euro Senior Note or Sterling Senior Note in a taxable year. The U.S. dollar value of the accrued income will be determined by translating that income at the average rate of exchange for the relevant interest accrual period, or with respect to an accrual period that spans two taxable years, at the average rate for the portion of the accrual period within the taxable year. The average rate of exchange for an interest accrual period, or portion thereof, is the simple average of the exchange rates for each business day of the period, or another average that is reasonably derived and consistently applied.

     An accrual basis U.S. Holder may elect, however, to translate the accrued interest income using the spot rate of exchange in effect on the last day of the accrual period or, with respect to an accrual period that spans two taxable years, using the spot rate of exchange in effect on the last day of the taxable year. In addition, if the last day of an accrual period is within five business days of the receipt, or payment, of the accrued interest, a U.S. Holder may elect to translate such interest using the spot rate of exchange in effect on the date of receipt, or payment. The above election must be made in a statement filed with the U.S. Holder's tax return and will apply to other debt obligations held by the U.S. Holder at the beginning of the first taxable year in which the election applies or acquired thereafter and may not be changed without the consent of the Internal Revenue Service. Whether or not such election is made, a U.S. Holder may recognize exchange gain or loss with respect to accrued interest income on the date such interest income is received. The exchange gain or loss will be treated as ordinary income or loss. The amount of ordinary income or loss recognized will equal the difference, if any, between the U.S. dollar value of the Euros or pounds sterling received, determined using the spot rate in effect on the date the payment is received, in respect of the interest accrual period and the

U.S. dollar value of the interest income that has accrued during the interest accrual period, as determined above. No additional exchange gain or loss will be recognized by the holder if the Euros or pounds sterling are converted to U.S. dollars on the date received. The U.S. federal income tax consequences of the conversion of Euros or pounds sterling into U.S. dollars are described below. See "-- Exchange of Foreign Currencies."

DISPOSITIONS

     Upon the sale, exchange, retirement or other disposition of a senior note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the disposition, other than any amounts attributable to accrued but unpaid interest income, and the holder's adjusted tax basis in the senior note. The gain or loss generally will be capital gain or loss, except with respect to gains or losses attributable to changes in currency exchange rates, as described below. To the extent that the amount realized represents accrued but unpaid interest, however, such amounts must be taken into account as interest income, with exchange gain or loss computed as described above. If a U.S. Holder receives foreign currency on a sale, exchange or retirement, the amount realized will be based on the U.S. dollar value of the foreign currency on the date of disposition assuming the senior notes are not traded on an established securities market. A U.S. Holder's adjusted tax basis in a senior note will equal the U.S. dollar cost of the senior note to the holder on the date of purchase assuming the senior notes are not traded on an established securities market. If a U.S. Holder purchases a senior note with previously owned foreign currency, the holder will recognize ordinary income or loss in an amount equal to the difference, if any, between the holder's tax basis in the foreign currency and the U.S. dollar value of the foreign currency used to purchase the senior note, determined on the date of purchase.

     If the Euro Senior Notes or Sterling Senior Notes are traded on an established securities market, there is a special rule for purchases and sales of those notes by a cash basis taxpayer under which units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no exchange gain or loss will result from currency fluctuations between the trade date and the settlement of such a purchase or sale. An accrual basis taxpayer may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of publicly traded senior notes, provided the election is applied consistently. Such election cannot be changed without the consent of the Internal Revenue Service.

     Gain or loss realized by a U.S. Holder upon the sale, exchange or retirement of a senior note that is attributable to fluctuations in the currency exchange rates will be ordinary income or loss and generally will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates will equal the difference between the U.S. dollar value of the foreign currency principal amount of the senior note, determined on the date the payment is received or the senior note is disposed of, and the U.S. dollar value of the foreign currency principal amount of the senior note, determined on the date the U.S. Holder acquired the senior note. The foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by the U.S. Holder on the sale, exchange or retirement of the senior note.

     For certain non-corporate U.S. Holders, including individuals, the rate of taxation of capital gains will depend upon (i) the holder's holding period in the capital asset, with a preferential rate generally available for capital assets held for more than one year, and (ii) the holder's marginal tax rate for ordinary income. The deductibility of capital losses is subject to limitations.

EXCHANGE OF FOREIGN CURRENCIES

     A U.S. Holder will have a tax basis in any Euros or pounds sterling received, as the case may be, as interest or on the sale, exchange, retirement or other disposition of a senior note, equal. to their U.S. dollar value at the time the interest is received or at the time payment is received in consideration of the sale, exchange or retirement. Any gain or loss realized by a U.S. Holder on a sale or other disposition of Euros or pounds sterling, including their exchange for U.S. dollars or their use to purchase senior notes, will be ordinary income or loss.

                                NON-U.S. HOLDERS

     The following discussion is limited to the U.S. federal income tax consequences relevant to a holder of a senior note that is a Non-U.S. Holder.

INTEREST

     Subject to the discussion below concerning backup withholding, payments of interest on a senior note to any Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax, provided that (1) the holder is not
(i) a direct or indirect owner, taking into account certain attribution rules, of 10% or more of the total voting power of all voting stock of the issuer or
(ii) a controlled foreign corporation related to the issuer through stock ownership, (2) such interest payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States and (3) the issuer or its paying agent receives (i) from the Non-U.S. Holder, a properly completed Form W-8, or substitute Form W-8, under penalties of perjury which provides the Non-U.S. Holder's name and address and certifies that the Non-U.S. Holder of the senior note is a Non-U.S. Holder or (ii) from a security clearing organization, bank or other financial institution that holds the senior notes in the ordinary course of its trade or business (a "financial institution") on behalf of the Non-U.S. Holder, certification under penalties of perjury that such a Form W-8, or substitute Form W-8, has been received by it, or by another such financial institution, from the Non-U.S. Holder, and a copy of the Form W-8, or substitute Form W-8, is furnished to the payor.

     A Non-U.S. Holder that does not qualify for exemption from withholding under the preceding paragraph generally will be subject to withholding of U.S. federal income tax at the rate of 30%, or lower applicable treaty rate, on payments of interest on the senior notes.

     If the payments of interest on a senior note are effectively connected with the conduct by a Non-U.S. Holder of a trade or business in the United States, such payments will be subject to U.S. federal income tax on a net basis at the rates applicable to United States persons generally and, with respect to corporate holders, may also be subject to a 30% branch profits tax. If payments are subject to U.S. federal income tax on a net basis in accordance with the rules described in the preceding sentence, those payments will not be subject to United States withholding tax so long as the holder provides the issuer or its paying agent with a properly executed Form 4224.

     Non-U.S. Holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding tax, exemption from or reduction of branch profits tax, or other rules different from those described above.

DISPOSITIONS

     Subject to the discussion below concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange, retirement or other disposition of a senior note generally will not be subject to U.S. federal income or withholding tax, unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States, (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied, or (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates.

FEDERAL ESTATE TAX

     Senior notes held, or treated as held, by an individual who is a Non-U.S. Holder at the time of his or her death will not be subject to U.S. federal estate tax provided that (i) the individual does not actually or constructively own 10% or more of the total voting power of all voting stock of the issuer and
(ii) income on the senior notes was not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States.

                           INFORMATION REPORTING AND
                               BACKUP WITHHOLDING

     Payments with respect to the senior notes and the proceeds upon the sale or other disposition of the senior notes may be subject to information reporting and possibly U.S. backup withholding at a 31% rate. Backup withholding will not apply to a U.S. Holder who furnishes its correct taxpayer identification number and provides other certification. Backup withholding and information reporting will not apply to payments made by the issuer in respect of the senior notes to a Non-U.S. Holder, if the holder certifies, under penalties of perjury, that it is not a U.S. person and provides its name and address, provided that neither the issuer nor its paying agent has actual knowledge that the holder is a U.S. person, or the Non-U.S. Holder otherwise establishes an exemption. Copies of information returns may be made available, under the provisions of a specific treaty or agreement, to the tax authorities of the country in which the Non-U.S. Holder resides.

     Payment of proceeds from the disposition of senior notes to or through the United States office of any broker, U.S. or foreign, will be subject to information reporting and backup withholding unless the owner certifies as to its non-U.S. status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a senior note to or through a non-U.S. office of a non-U.S. broker that is not a "U.S. related person," as defined in applicable Treasury Regulations, will not be subject to information reporting or backup withholding. In the case of the payment of proceeds from the disposition of senior notes to or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person," the regulations require information reporting on the payment unless the broker has documentary evidence in its files that the owner is not a U.S. person and the broker has no knowledge to the contrary. Backup withholding will not apply to payments made through a non-U.S. foreign office of a broker that is a U.S. person or a "U.S. related person," absent actual knowledge that the payee is a U.S. person.

     Amounts withheld under the backup withholding rules do not constitute a separate United States federal income tax. Rather, any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder's U.S. federal income tax liability, if any, provided that the requisite procedures are followed.

     The Treasury Department recently promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, the final regulations do not significantly alter the substantive withholding and information reporting requirements but rather unify current certification procedures and forms and clarify certain standards governing the information upon which a withholding agent may rely. The final regulations are generally effective for payments made after December 31, 1999, subject to certain transition rules. Non-U.S. Holders should consult their own tax advisors with respect to the impact, if any, of the final regulations.

                          GENERAL LISTING INFORMATION

     1. Application has been made to list the senior notes on the Luxembourg Stock Exchange. The certified Certificate of Incorporation of the issuer and the guarantor and the legal notice relating to the issue of the senior notes will be deposited prior to any listing with the Chief Registrar of the District Court in Luxembourg (Greffier en Chef du Tribunal d'Arrondissement a Luxembourg), where such documents are available for inspection and where copies thereof can be obtained upon request. As long as the senior notes are listed on the Luxembourg Stock Exchange, an agent for making payments on, and transfers of, senior notes will be maintained in Luxembourg.

     2. The consolidated financial statements of American Standard Inc. and American Standard Companies Inc. as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998 have been prepared in accordance with United States generally accepted accounting principles and have been audited by Ernst & Young LLP in accordance with United States generally accepted auditing standards. On April 30, 1999 Ernst & Young LLP gave consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-67943) and related prospectus of American Standard Inc. and American Standard Companies Inc., of their reports dated February 19, 1999 with respect to the consolidated financial statements of American Standard Inc. and American Standard Companies Inc.

     3. For so long as the senior notes are listed on the Luxembourg Stock Exchange and the rules of such exchange so require, copies of the following documents may be inspected at the specified office of the Paying and Transfer Agent in Luxembourg:

- Certified Certificate of Incorporation of the issuer;

- Certified Certificate of Incorporation of the guarantor;

- Paying Agency Agreement;

- the indenture relating to the senior notes, which include the forms of the senior note certificates.

     In addition, copies of the most recent annual audited consolidated financial statements of each of the issuer and the guarantor for the preceding financial year, and any interim unaudited consolidated quarterly financial statements published by each of the issuer and the guarantor, will be available for collection at the specified office of the Paying Agent in Luxembourg for so long as the senior notes are listed on the Luxembourg Stock Exchange and the rules of such exchange so require. Each of the issuer and the guarantor publishes only audited annual and unaudited quarterly financial statements on a consolidated basis.

     4. Except as disclosed in this document, each of the issuer and the guarantor represents that there has been no material adverse change in its financial position since December 31, 1998.

     5. Except as disclosed in this document, neither the issuer nor the guarantor is involved in any litigation or arbitration proceedings relating to claims or amounts which are material in the context of the issue of the senior notes nor (so far as the issuer or the guarantor is aware) is any such litigation or arbitration pending or threatened.

     6. The issuance of the senior notes was authorized by resolutions of the issuer's and the guarantor's boards of directors passed on April 23, 1999.

     7. The members of the Boards of Directors of the issuer and the guarantor are the same. The following persons are members of the Boards of Directors:
Emmanuel A. Kampouris, Steven E. Anderson, James F. Hardymon, Horst Hinrichs, George H. Kerckhove, Shigeru Mizushima, Roger W. Parsons, J. Danforth Quayle, David M. Roderick and Joseph S. Schuchert.

                                  UNDERWRITING

     American Standard Inc. and the underwriters for the offering named below have entered into an underwriting agreement dated May 21, 1999 (the underwriting agreement) with respect to each series of the senior notes. Subject to certain conditions each underwriter has severally agreed to purchase the number of senior notes indicated in the following table.

                                                        Principal Amount of
                     Underwriter                       Sterling Senior Notes
                     -----------                       ---------------------
Goldman Sachs International .........................       L39,000,000
Chase Securities Inc.................................       L 7,000,000
Bank of America International Limited................       L 7,000,000
Salomon Brothers International Limited...............       L 7,000,000
                                                            -----------
     Total...........................................       L60,000,000
                                                            ===========

                                                        Principal Amount of
                     Underwriter                        Dollar Senior Notes
                     -----------                        -------------------
Goldman Sachs International .........................      $ 65,200,000
Chase Securities Inc.................................      $ 11,600,000
Banc of America Securities LLC.......................      $ 11,600,000
Salomon Brothers International Limited...............      $ 11,600,000
                                                           ------------
     Total...........................................      $100,000,000
                                                           ============

                                                        Principal Amount of
                     Underwriter                         Euro Senior Notes
                     -----------                        -------------------
Goldman Sachs International .........................      E162,700,000
Chase Securities Inc.................................      E 29,100,000
Bank of America International Limited................      E 29,100,000
Salomon Brothers International Limited...............      E 29,100,000
                                                           ------------
     Total...........................................      E250,000,000
                                                           ============

     The underwriters propose to offer the senior notes outside of the United States directly. Certain of the underwriters also propose to offer the senior notes in the United States through their respective selling agents. Any offering of the senior notes in the United States by Goldman Sachs International, Bank of America International Limited or Salomon Brothers International Limited will be made indirectly through their respective affiliates, Goldman, Sachs & Co., Banc of America Securities LLC and Salomon Smith Barney Inc.

     The senior notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any senior notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.344% of the principal amount of the senior notes. Any such securities dealers may resell any senior notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.250% of the principal amount of the senior notes. If all the senior notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

     The senior notes are a new issue of securities with no established trading market. American Standard Inc. has been advised by the underwriters that the underwriters intend to make a market in the senior notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be give as to the liquidity of the trading market for the senior notes.

     In connection with the offering, the underwriters may purchase and sell senior notes in the open market. These transaction may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of senior notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the senior notes while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discounts received by it because the representatives have repurchased senior notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the senior notes. As a result, the price of the senior notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     American Standard Inc. estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $500,000.

     American Standard Inc. has agreed to indemnify the several underwriters against liabilities arising as a result of the offering, including liabilities under the Securities Act of 1933.

     Application has been made to list the senior notes on the Luxembourg Stock Exchange.

     As described below, an affiliate of Goldman Sachs & Co. will receive more than 10% of the proceeds from the sale of the senior notes. Accordingly, this offering is being conducted pursuant to Rule 2710(c)(8) of the Rules of Conduct of the National Association of Securities Dealers, Inc. In accordance with this provision, Banc of America Securities LLC has acted as "qualified independent underwriter," and the yield on the senior notes is not lower than that recommended by Banc of America Securities LLC in compliance with the requirements of Rule 2720(c)(3) of the NASD Rules of Conduct. In connection with this offering, Banc of America Securities LLC has performed due diligence investigations and reviewed and participated in the preparation of this prospectus.

     In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged and may in the future engage in commercial banking and investment banking transactions with American Standard Inc. Goldman Sachs International is an affiliate of Goldman Sachs Credit Partners, L.P. Goldman Sachs Credit Partners L.P. is agent bank and the lender under our short term loan facility and will receive more than 10% of the net proceeds in this offering in repayment of amounts outstanding under the short term loan facility. Affiliates of Chase Securities Inc., Banc of America Securities LLC and Salomon Brothers International Limited are lenders under our 1997 credit agreement and will receive a portion of the amounts repaid under the agreement with proceeds of the offering.

     No underwriter shall, prior to the expiration of the period of six months from May 28, 1999, offer or sell any senior notes to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which shall not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. Each underwriter shall comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the senior notes in, from or otherwise involving the United Kingdom. Each underwriter shall issue or pass on in the United Kingdom any document received by it in connection with the issuance of the Notes only to a person of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom the document may otherwise lawfully be issued or passed on.

           PRINCIPAL EXECUTIVE OFFICE OF THE ISSUER AND THE GUARANTOR

                             AMERICAN STANDARD INC.
                        AMERICAN STANDARD COMPANIES INC.
                             One Centennial Avenue
                          Piscataway, New Jersey 08855

                              INDEPENDENT AUDITORS

                               ERNST & YOUNG LLP
                                 787 7th Avenue
                               New York, NY 10019

                                 LEGAL ADVISORS

            TO THE ISSUER AND THE GUARANTOR                                TO THE UNDERWRITERS
                RICHARD A. KALAHER, ESQ.                                 CAHILL GORDON & REINDEL
                 American Standard Inc.                                       80 Pine Street
                 One Centennial Avenue                                      New York, NY 10005
              Piscataway, New Jersey 08855

            TRUSTEE, REGISTRAR, PRINCIPAL PAYING AND TRANSFER AGENT

                              THE BANK OF NEW YORK
                               101 Barclay Street
                            New York, New York 10286

                    LISTING AGENT, PAYING AND TRANSFER AGENT

                      BANQUE GENERALE DU LUXEMBOURG, S.A.
                            50, Avenue J.F. Kennedy
                               L-2591 Luxembourg
                     LU 10875081 -- R.C. Luxembourg B 6481

------------------------------------------------------
------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the prospectus are an offer to sell only the senior notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the prospectus is current only as of its date.

                           -------------------------

                               TABLE OF CONTENTS

                                     Page
                                     ----
          Prospectus Supplement
Recent Developments................   S-3
Capitalization.....................   S-5
Use of Proceeds....................   S-7
Description of the Senior Notes....   S-7
Certain United States Federal
  Income Tax Considerations........  S-17
General Listing Information........  S-21
Underwriting.......................  S-23
               Prospectus
The Company........................     3
Risk Factors.......................     3
Where You Can Find More
  Information......................     4
Use of Proceeds....................     6
Ratio of Earnings to Fixed
  Charges..........................     6
Description of Debt Securities.....     6
Plan of Distribution...............    13
Legal Matters......................    15
Experts............................    15

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                             AMERICAN STANDARD INC.

                         L60,000,000 8.25% Senior Notes
                                    due 2009

                        $100,000,000 8.25% Senior Notes
                                    due 2009

                        E250,000,000 7.125% Senior Notes
                                    due 2006

                          Guaranteed as to payment of
                           Principal and Interest by

                               AMERICAN STANDARD

                                 COMPANIES INC.
                           -------------------------
                       [AMERICAN STANDARD COMPANIES LOGO]
                           -------------------------
                              GOLDMAN, SACHS & CO.

                             CHASE SECURITIES INC.
                                BANC OF AMERICA
                                 SECURITIES LLC
                              SALOMON SMITH BARNEY

------------------------------------------------------
------------------------------------------------------

PROSPECTUS

                                 $1,000,000,000

                                Debt Securities

                       AMERICAN STANDARD INC., AS ISSUER
                 AMERICAN STANDARD COMPANIES INC., AS GUARANTOR
                             ONE CENTENNIAL AVENUE
                          PISCATAWAY, NEW JERSEY 08855
                                 (732) 980-6000

     American Standard Inc. is a wholly-owned subsidiary of American Standard Companies Inc. This prospectus describes the general terms that will apply to all of the debt securities we intend to offer at one or more times under this registration statement. We will describe the specific terms of each series of debt securities that we offer in a supplement to this prospectus. Supplements will be made available at the time of each offering of debt securities. You should read this prospectus and the related supplement carefully before you invest.

     An investment in these debt securities involves a high degree of risk. Consider carefully the risk factors beginning on page 3 in this prospectus.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                  The date of this Prospectus is May 4, 1999.

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
THE COMPANY..........................     3
RISK FACTORS.........................     3
WHERE YOU CAN FIND MORE
  INFORMATION........................     4
USE OF PROCEEDS......................     6
RATIO OF EARNINGS TO FIXED CHARGES...     6

                                       PAGE
                                       ----
DESCRIPTION OF DEBT SECURITIES.......     6
PLAN OF DISTRIBUTION.................    13
LEGAL MATTERS........................    15
EXPERTS..............................    15

                            FOR CALIFORNIA RESIDENTS

     With respect to sales of the debt securities being offered hereby to California residents, such debt securities may be sold only to: (1) "Accredited Investors" within the meaning of Regulation D under the Securities Act of 1933,
(2) banks, savings and loan associations, trust companies, insurance companies, investment companies registered under the Investment Company Act of 1940, pension and profit-sharing trusts, corporations or other entities which, together with the corporation's or other entity's affiliates, have a net worth on a consolidated basis according to their most recent regularly prepared financial statements (which shall have been reviewed, but not necessarily audited, by outside accountants) of not less than $14,000,000 and subsidiaries of the foregoing, or (3) any person (other than a person formed for the sole purpose of purchasing the debt securities being offered hereby) who purchases at least $1,000,000 aggregate amount of the debt securities being offered hereby or
(4) any person who (A) had a minimum annual gross income of $65,000 during the last tax year and an expected gross income of $65,000 during the current tax year and a minimum net worth of $250,000 or (B) has a net worth of $500,000 (in each case, excluding home, home furnishings and personal automobiles).
                             ----------------------

     Our registered trademarks include: AMERICAN STANDARD([), IDEAL STANDARD([), STANDARD([), TRANE([), WABCO([), Copalis([), DiaSorin(]), Pylori-Chek(]) ARMITAGE SHANKS([), DOLOMITE([) and PORCHER([).

                                  THE COMPANY

     We are a global, diversified manufacturer of high quality, brand-name products. In 1998, we had sales of $6.7 billion. We have four operating segments:

- air conditioning products -- 59% of 1998 sales;

- plumbing products -- 23% of 1998 sales;

- automotive products -- 17% of 1998 sales; and

- medical systems -- 1% of 1998 sales.

     In the first three of these business segments, we are among the three largest providers of the products we produce in the principal geographic areas where we compete. The medical systems segment, formed in 1997, is developing new medical diagnostic technologies.

     Our brand name products include:

- TRANE([) and AMERICAN STANDARD([) air conditioning equipment for use in central air condition systems for commercial, institutional and residential buildings;

- AMERICAN STANDARD([), IDEAL STANDARD([), STANDARD([), PORCHER([), ARMITAGE SHANKS([) and DOLOMITE([) for bathroom and kitchen fixtures and fittings;

- WABCO([) braking and control systems for medium-sized and heavy trucks, buses, trailers and utility vehicles; and

- Copalis([) medical diagnostic systems and DiaSorin(]) and Pylori-Chek(]) medical diagnostic products.

     One way in which we make our products more competitive is by emphasizing technological advancements such as:

- air conditioning systems that utilize energy-efficient compressors and refrigerants meeting current environmental standards;

- water-saving plumbing products;

- commercial vehicle antilock braking systems and electronic controls systems;
  and

- innovative medical diagnostic testing using laser technology.

     We conduct significant operations outside the United States which generate approximately one-half of our sales. We have 116 manufacturing facilities in 33 countries and employ approximately 57,000 people.

                                  RISK FACTORS

     Before you invest in the debt securities, you should consider carefully the following risk factors, in addition to the other information contained in this prospectus.

SUBSTANTIAL LEVERAGE -- THE SIGNIFICANT AMOUNT OF OUR INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND COULD PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE DEBT SECURITIES.

     We now have, and when debt securities are issued will continue to have, a significant amount of indebtedness. Our level of indebtedness, approximately $2.9 billion at March 31, 1999, could adversely affect our ability to:

- generate sufficient cash to service our debt; and

- obtain additional financing in the future.

If our available cash were no longer sufficient to fund our expenditures and debt service obligations, we might need to raise additional funds by:

- selling equity securities;

- selling a significant amount of our assets; or

- refinancing all or a part of our indebtedness.

     We cannot assure you that any of these alternatives will be available, if needed, to permit us to meet our obligations. Moreover, even if we could meet our obligations, we might otherwise be limited in our ability to:

- finance capital expenditures;

- compete effectively;

- expand our business; or

- operate successfully under adverse economic conditions.

SUBORDINATION -- ALTHOUGH THE DEBT SECURITIES ARE REFERRED TO AS SENIOR DEBT SECURITIES, THEY WILL BE EFFECTIVELY SUBORDINATED TO OUR SECURED DEBT AND ALL OF THE DEBT AND OTHER OBLIGATIONS OF OUR SUBSIDIARIES.

SUBORDINATION TO SECURED CREDITORS IN BANKRUPTCY

     The guarantor, the issuer and certain subsidiaries of the issuer have guaranteed the repayment of the borrowings under the credit agreement, and the stock of the issuer and its foreign and domestic subsidiaries has been pledged as collateral to secure the guarantees. Your debt securities will not be secured. Therefore, in the event of a bankruptcy or similar proceeding, the guarantees granted and collateral pledged under the credit agreement will be available to satisfy our obligations to the lenders under the credit agreement before any payments are made on your securities.

SUBORDINATION TO SECURED CREDITORS IN DISPOSITION OF ISSUER'S EQUITY

     As secured creditors, the lenders under the credit agreement would control the disposition and sale of the equity of the issuer and its subsidiaries after an event of default under the credit agreement. As secured creditors, they are not legally required to take into account your interests as holders of the debt securities.

SUBORDINATION TO CREDITORS OF OUR SUBSIDIARIES

     The debt securities you receive will be effectively subordinated to creditors (including possibly the lenders under the credit agreement and other lenders, tax authorities and trade creditors) and preferred stockholders (if any) of the issuer's subsidiaries.

TAX MATTERS -- THE ULTIMATE RESOLUTION OF DISPUTED GERMAN TAX ASSESSMENTS AND PENDING GERMAN TAX AUDITS COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

     Audits of our German tax returns for the period 1984-1994 and tax assessments related to certain of those years could result in the Company making substantial monetary payments to German tax authorities. The amounts of any such payments, and the timing thereof, could have a material adverse effect on our liquidity, cash flows and/or results of operations and, consequently, impair our competitive position. In addition, the Company might need to raise additional capital and no assurances can be given as to the availability of debt or equity financing if such need were to arise. See "Item 3. Legal Matters" in American Standard Companies Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998, incorporated herein by reference.

                      WHERE YOU CAN FIND MORE INFORMATION

     American Standard Companies Inc. and its wholly-owned subsidiary, American Standard Inc., file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference facilities maintained at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about its public reference rooms. Our SEC filings are also available to the public over the Internet at the SEC's website at http://www.sec.gov. American Standard Companies Inc.'s SEC filings are also available at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     We "incorporate by reference" into this prospectus the information we file with the SEC. That means that, rather than reprinting here all of the information contained in our other documents filed with the SEC, we can disclose important information to you by referring you to those documents that are already filed. The information incorporated by reference is an important part of this prospectus and information that we file with the SEC in the future will automatically update and supersede what is printed in this prospectus. We incorporate by reference the following documents that we have filed with the SEC and all of our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all the securities offered by this prospectus:

American Standard Companies Inc., as guarantor (File No. 1-11415):

- Annual Report on Form 10-K for the year ended December 31, 1998, including portions incorporated therein of the guarantor's definitive Proxy Statement dated March 29, 1999.

- Current Reports on Form 8-K filed February 12, 1999 and April 30, 1999.

American Standard Inc., as issuer (File No. 1-470):

- Annual Report on Form 10-K for the year ended December 31, 1998.

- Current Reports on Form 8-K filed February 12, 1999 and April 30, 1999.

     You may request a copy of these filings, at no cost, by writing or calling us at the following address:

American Standard Companies Inc.
One Centennial Avenue
P.O. Box 6820
Piscataway, NJ 08855-6820
Attention: Office of the Secretary
Telephone: (732) 980-6000

     You should rely only on the information incorporated by reference or set forth in this prospectus and that is set forth in the applicable prospectus supplement. We have not authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering our debt securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

     The registration statement that contains this prospectus, including exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC's website or at the SEC office mentioned above.

                              DISCLOSURE REGARDING
                           FORWARD LOOKING STATEMENTS

     We provide information and make statements in this prospectus that are considered forward-looking information or statements. Many of these statements contain words such as "believes," "expects," "intends" and other similar words. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information or statements. Many factors could cause actual results to differ materially from those we believe, expect or intend will occur, including:

      (i) changes in future conditions in one or more of the various geographic and/or product markets in which one or more of our businesses competes, including, without limitation, as to governmental regulation (including attitudes as to competition by non-locally owned businesses); general economic conditions; weather or climate; local or non-local competitive factors; interest rate or currency fluctuations; and/or other conditions or factors;

      (ii) the ability to carry out successfully strategic corporate, marketing, tax and/or sales plans; and

     (iii) accuracy of assessments as to the effects of contingent liabilities, including, without limitations, taxes.

We cannot predict the actual effect these factors will have on our results and many of the factors and their effects are beyond our control. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from the sale of debt securities for general corporate purposes, which may include the repayment of outstanding debt, including debt incurred to finance the acquisition of the Bathrooms Division of Blue Circle Industries PLC, as well as for stock repurchases, certain investments, acquisitions, additions to working capital or capital expenditures.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Set forth below is the ratio of earnings to fixed charges of American Standard Companies Inc. for the periods indicated. For the purpose of computing these ratios, fixed charges consist of interest on debt (including capitalized interest), amortization of debt discount and expense, and a portion of rentals determined to be representative of interest. Earnings consist of consolidated net income before income taxes, plus fixed charges other than capitalized interest but including the amortization thereof, adjusted by the excess or deficiency of dividends over income of entities accounted for by the equity method.

                                                         YEAR ENDED DECEMBER 31,
                                                   ------------------------------------
                                                   1994    1995    1996    1997    1998
                                                   ----    ----    ----    ----    ----
Ratio of Earnings to Fixed Charges...............   --     2.0     1.3     2.0     1.7

     Earnings were insufficient to cover fixed charges for the year ended December 31, 1994 by $16.0 million. The year ended December 31, 1996 included a non-cash asset impairment charge of $235.2 million resulting from the adoption of Statement of Financial Accounting Standards No. 121. Excluding that charge, the ratio of earnings to fixed charges in that period would have been 2.3.

                         DESCRIPTION OF DEBT SECURITIES

     This section describes the general terms and provisions of the debt securities. The prospectus supplement will describe the particular terms of the debt securities offered by that prospectus supplement and will note the extent, if any, to which the general provisions described below do not apply to the debt securities so offered. The prospectus supplement relating to each offering of debt securities will also describe any applicable federal income tax considerations. You should read both this prospectus and the applicable prospectus supplement for a description of the terms of each particular series of debt securities.

     The debt securities will be issued under an indenture among the issuer, the guarantor and The Bank of New York, as trustee. The indenture is subject to and qualified by the Trust Indenture Act of 1939. The indenture has been filed as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. The following summaries of certain provisions of the debt securities and the indenture are not meant to be a complete description of the debt securities; however, this prospectus contains the material terms and conditions of the debt securities.

                                    RANKING

     American Standard Companies Inc., the guarantor, has as its only significant asset all the outstanding common stock of American Standard Inc., the issuer. The debt securities will be direct unsecured obligations of the issuer. The guarantor will fully and unconditionally guarantee the payment of principal, premium, if any, and interest on the debt securities. The debt securities will rank pari passu with other unsecured unsubordinated obligations of the issuer. The guarantees will rank pari passu with other unsecured unsubordinated obligations of the guarantor.

                         INCURRENCE OF ADDITIONAL DEBT

     The indenture does not limit the amount of indebtedness we may issue thereunder. We may issue the debt securities under the indenture from time to time in one or more series pursuant to the terms of one or more securities resolutions or supplemental indentures.

     The indenture does not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of debt securities protection in the event of a highly leveraged or similar transaction involving the issuer or its subsidiaries or in the event of a change of control. Please see the applicable prospectus supplement for information with respect to any deletions from, modifications of, or additions to, the events of default or covenants that are described below.

                              ADDITIONAL TRUSTEES

     The issuer may designate more than one trustee under the indenture, with each trustee acting with respect to one or more series of debt securities. Any trustee under the indenture may resign or be removed with respect to one or more series of debt securities, and a successor trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as trustee with respect to different series of debt securities, each such trustee shall be a trustee of a trust under the indenture separate and apart from any trust administered by any other trustee under the indenture. Except as otherwise indicated herein, any action described to be taken may be taken with respect to, and only with respect to, the one or more series of debt securities for which it is trustee under the indenture.

             TERMS THAT MAY BE DESCRIBED IN A PROSPECTUS SUPPLEMENT

     The prospectus supplement relating to any series of debt securities being offered will contain specific terms of such series of debt securities. Those specific terms will include some or all of the following:

- designation, aggregate principal amount, currency or composite currency and denominations

- price and, if an index formula or other method is used, the method for determining amounts of principal or interest

- terms of any redemption at the option of holders

- if the debt securities provide that payments of principal or interest may be made in a currency other than that in which debt securities are denominated, the manner for determining such payments

- maturity date and other dates, if any, on which principal will be payable

- interest rate (which may be fixed or variable), if any

- date or dates from which interest will accrue and on which interest will be payable, and the record dates for the payment of interest

- manner of paying principal and interest

- the place or places where principal and interest will be payable

- terms of any mandatory or optional redemption by us including any sinking fund

- terms of any conversion or exchange right

- tax indemnity provisions

- provisions, if any, granting special rights upon the occurrence of specified events

- whether and upon what terms debt securities may be defeased

- any events of default or restrictive covenants in addition to or in lieu of those set forth in the indenture

- provisions for electronic issuance of debt securities or for debt securities in uncertificated form

- any additional provisions or other special terms not inconsistent with the provisions of the indenture, including any terms that may be required or advisable under United States or other applicable laws or regulations, or advisable in connection with the marketing of the debt securities.

     The debt securities may be issued at a discount below their principal amount and provide for less than their entire principal amount to be payable upon any declaration of acceleration of their maturity. In such cases, all material U.S. federal income tax and other considerations applicable to these original issue discount securities will be described in the applicable prospectus supplement.

                               GLOBAL SECURITIES

     The debt securities of a series may be issued in whole or in part in book-entry form consisting of one or more global securities. The global securities will be deposited with a depositary identified in the applicable prospectus supplement relating to such series. Global securities will be issued in registered form. We will describe the specific terms of the depositary arrangement with respect to a series of debt securities in the applicable prospectus supplement.

                           DENOMINATION AND INTEREST

     The debt securities will be issuable in denominations of $1,000 and integral multiples thereof.

     The principal of, premium, if any, and interest on any series of debt securities will be payable at the corporate trust office of the applicable trustee. Even though we will designate the trustee's corporate office as an official place of payment, we may elect to pay interest by having the trustee either mail a check to the person listed in the applicable register for such debt securities as the owner of the debt securities or by delivering funds to such person, in accordance with their instructions, by wire transfer at an account maintained within the United States. The issuer may at any time designate additional paying agents.

     If we do not pay any interest when due on a debt security (defaulted interest), the interest will not be payable to the holder on the applicable regular record date. We may pay the defaulted interest either to the person in whose name the debt security is registered at the close of business on a special record date for the payment of the defaulted interest to be fixed by the trustee, in which case notice of the special record date shall be given to the holder of the debt security not less than 10 days prior to the special record date, or at any time in any other lawful manner.

                           REGISTRATION AND TRANSFER

     The debt securities of any series may be exchanged or transferred pursuant to procedures in the indenture, without the payment of any service charge, other than tax or other governmental charges. Debt securities in global form may generally be transferred only as a whole unless they are being transferred to nominees of the depository.

     Neither the issuer nor any trustee shall be required to:

     (1) issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before the selection of any debt securities for redemption and ending at the close of business on the day of mailing of the relevant notice of redemption;

     (2) register the transfer of or exchange any debt security, or portion thereof, so selected for redemption, in whole or in part, except the unredeemed portion of any debt security being redeemed in part; or

     (3) issue, register the transfer of or exchange any debt security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such debt security not to be so repaid.

                    MERGER, CONSOLIDATION OR SALE OF ASSETS

     We have agreed not to consolidate with or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other entity in any transaction in which the issuer or the guarantor, as applicable, is not the surviving entity unless:

     (1) the successor entity is organized under the laws of the United States or any state or the District of Columbia and expressly assumes the guarantor's or the issuer's obligations under the debt securities and the indenture;

     (2) immediately after giving effect to such transaction, no default or event of default under the indenture shall have occurred and be continuing; and

     (3) we deliver to the trustee an officers' certificate and legal opinion covering certain of such conditions.

     The successor entity shall be substituted for the issuer or the guarantor, as applicable, and thereafter the issuer or the guarantor would no longer have any obligations under the indenture or the debt securities.

                               CERTAIN COVENANTS

     The applicable prospectus supplement will describe any material covenants in respect of a series of debt securities that are not described in this prospectus. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will include the following covenants of the issuer and the guarantor:

     Existence. Except as permitted under "-- Merger, Consolidation or Sale of Assets," each of us is required to do all things necessary to preserve and keep in full force and effect our existence, rights and franchises, unless we determine that their preservation is no longer desirable in the conduct of our business.

     Maintenance of Properties. We are required to maintain all of our material properties used or useful in the conduct of our business in good condition, repair and working order; provided, however, that we shall not be prevented from selling or otherwise disposing of our properties for value in the ordinary course of business.

     Insurance. We are required to cause each of our subsidiaries to maintain reasonably adequate insurance.

     Payment of Taxes and Other Claims. We are required to pay or discharge, before the same shall become delinquent,

      (i) all taxes, assessments and governmental charges imposed upon us or any subsidiary or upon our income, profits or property and

     (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property;

provided, however, that we shall not be required to pay or discharge any such tax, assessment, charge or claim if the amount, applicability or validity of it is being contested in good faith.

                      EVENTS OF DEFAULT, NOTICE AND WAIVER

     Unless otherwise provided in the applicable prospectus supplement, the following events are "events of default" with respect to any series of debt securities:

         (a) failure to pay interest on any debt security for 30 days;

         (b) failure to pay the principal of, or premium, if any, on, any debt security when due;

         (c) failure to make any sinking fund payment as may be required for any debt security;

         (d) failure to perform any other covenant in the indenture and continuance of such default for a period of 60 days after written notice as provided in the indenture;

         (e) default under any agreement or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the guarantor or the issuer, or by any subsidiary if the issuer has guaranteed such indebtedness or if the issuer is directly responsible or liable as obligor or guarantor, having an aggregate principal amount outstanding of at least $20,000,000, whether such indebtedness now exists or shall hereafter be created, which default results in the acceleration of such indebtedness, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 30 days after written notice to the issuer as provided in the indenture;

          (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the guarantor, the issuer or any significant subsidiary of the issuer; and

         (g) any other event of default provided with respect to a particular series of debt securities.

     In clause (f) above, the term "significant subsidiary" has the meaning given to such term in Regulation S-X under the Securities Act.

     A default under one series of debt securities will not necessarily be a default under another series. If an event of default for any series of debt securities occurs and is continuing, then the applicable trustee or the holders of at least 25% in principal amount of the debt securities of that series may declare the principal amount of, and premium, if any, on, all the debt securities of that series to be due and payable immediately. If the debt securities of that series are original issue discount or indexed securities, those debt securities will specify the portion of the principal amount that will be due and payable. In the case of an event of default described in clause (f) above with respect to the issuer, acceleration is automatic.

     If payment on the debt securities has been accelerated, subject to conditions described in the indenture, the holders of at least a majority in principal amount of outstanding debt securities of such series may rescind and annul such declaration and its consequences. The holders of at least a majority in principal amount of the outstanding debt securities of any series may also waive any past default with respect to such series and its consequences, except:

     (a) a payment default or

     (b) a default relating to a covenant in the indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security affected thereby.

     The trustee may require indemnity satisfactory to it before it enforces the indenture or the debt securities of the series. Subject to limitations described in the indenture, holders of a majority in principal amount of the debt securities of the series may direct the trustee in its exercise of any trust or power with respect to such series. Except in the case of default in payment on a series, the trustee may withhold from securityholders of such series notice of any continuing default if it determines that withholding notice is in their interest. We are required to furnish the trustee annually a brief certificate as to our compliance with all conditions and covenants under the indenture.

                         MODIFICATION OF THE INDENTURE

     We may modify and amend the indenture only with the consent of the holders of at least a majority in principal amount of all outstanding debt securities affected by such modification or amendment. No such modification or amendment may, without the consent of the holder of each such debt security affected thereby:

     (1) change the stated maturity of any payment on any debt security;

     (2) reduce the principal amount of, or the rate of interest on, any debt security, or reduce the amount of principal of an original issue discount security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy;

     (3) change the place of payment for, or the coin or currency in which any payment is to be made on, any debt security;

     (4) impair a holder's right to sue to enforce any payment on any debt security;

     (5) modify or affect in any manner adverse to the interest of holders of debt securities the obligation of the guarantor under the guarantees;

     (6) reduce the above-stated percentage of outstanding debt securities of any series necessary to modify or amend the indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the indenture; or

     (7) modify any of the foregoing amendment or waiver provisions, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such debt security.

     The holders of a majority in aggregate principal amount of the outstanding debt securities of each series, on behalf of all holders of debt securities of that series, insofar as that series is concerned, may waive compliance by the issuer and the guarantor with certain restrictive covenants of the indenture.

     Without the consent of any holder of debt securities, we may modify and amend the indenture with the agreement of the trustee thereunder for any of the following purposes:

      (1) to evidence the succession of another person to the obligations of the issuer and the guarantor under the indenture;

      (2) to add to the covenants for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon the issuer and guarantor in the indenture;

      (3) to add events of default for the benefit of the holders;

      (4) to add or change any provisions of the indenture to permit or facilitate the issuance of debt securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the debt securities of any series in any material respect;

      (5) to change or eliminate any provisions of the indenture, provided that any such change or elimination shall become effective only when there are no debt securities outstanding of any series created prior thereto which are entitled to the benefit of such provision;

      (6) to secure the debt securities;

      (7) to establish the form or terms of debt securities of any series;

      (8) to provide for the acceptance of appointment by a successor trustee or facilitate the administration of the trusts under the indenture by more than one trustee;

      (9) to cure any ambiguity, defect or inconsistency in the indenture, provided that such action shall not adversely affect the interests of holders of debt securities of any series issued under the indenture in any material respect; or

     (10) to supplement any of the provisions of the indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such debt securities, provided that such action shall not adversely affect the interests of the holders of the outstanding debt securities of any series in any material respect.

                           DISCHARGE, DEFEASANCE AND
                              COVENANT DEFEASANCE

     We are permitted to discharge obligations, as described below, to holders of any series of debt securities that either have become due and payable or will become due and payable within one year or scheduled for redemption within one year. This discharge will occur when we deposit with the trustee, in trust, funds and/or government obligations in an amount sufficient to pay principal, premium, if any, and interest on the debt securities to the date of such deposit, if such debt securities have become due and payable, or to the stated maturity or redemption date, as the case may be.

     The issuer may elect either:

     (a) to defease and be discharged from all obligations with respect to such debt securities, except for those obligations specified in the indenture, including obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of such debt securities, and to hold moneys for payment in trust ("indenture defeasance") or

     (b) to be released from those obligations specified in the indenture with respect to such debt securities, including the restrictions described under "-- Certain Covenants", or, if provided in the applicable prospectus supplement, its obligations with respect to any other covenant, and any omission to comply with such obligation shall not constitute an event of default with respect to such debt securities ("covenant defeasance").

     We may exercise our indenture defeasance option after we exercise our covenant defeasance option. If we exercise our indenture defeasance option, a series may not be accelerated because of an event of default. If we exercise our covenant defeasance option, a series may not be accelerated by reference to any restrictive covenants which may be applicable to such series. Any discharge of the issuer's obligations shall result in a discharge of the same obligations of the guarantor.

     To exercise either defeasance option, the issuer must:

     (1) irrevocably deposit with the trustee, in trust, funds or governmental obligations, or both, in an amount sufficient to pay the principal of, premium, if any, and interest on such debt securities, and any mandatory sinking fund or similar payments thereon, on the scheduled due dates therefor, and

     (2) comply with other conditions specified in the indenture.

     In particular, such a trust will only be permitted to be established if the issuer or the guarantor has delivered to the trustee an opinion of counsel, as specified in the indenture, to the effect that the holders of such debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such indenture defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such indenture defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of indenture defeasance, will be required to refer to and be based upon either a ruling received from the Internal Revenue Service or a change in applicable United States federal income tax law

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

occurring after the date of the indenture. In the event of such indenture defeasance, the holders of such debt securities would thereafter be able to look only to the trust fund, established in accordance with clause (1) above, for payment of principal, premium, if any, and interest.

     "Government Obligations" means securities that are (a) direct obligations of the United States of America or the government which issued the foreign currency in which the debt securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (b) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the debt securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

     If the issuer effects covenant defeasance with respect to any debt securities and those debt securities are accelerated because an event of default other than the event of default occurs relating to restrictive covenants, the amount on deposit with the applicable trustee will be sufficient to pay amounts due on those debt securities at the time of their stated maturity but may not be sufficient to pay amounts due on those debt securities at the time of the acceleration resulting from the event of default. However, the issuer would remain liable to make payment of the amounts due at the time of acceleration.

     The applicable prospectus supplement may further describe the provisions, if any, permitting indenture defeasance or covenant defeasance, including any modification to the provisions described above, with respect to the debt securities of a particular series.

                              PLAN OF DISTRIBUTION

     We may sell debt securities through underwriters or dealers, directly to one or more purchasers or through agents.

     The applicable prospectus supplement will set forth the terms of the offering of any debt securities, including:

- the names of any underwriters or agents

- the proceeds to the issuer from such sale

- any other items constituting underwriters' compensation

- any discounts or concessions allowed or reallowed or paid to dealers

- the purchase price of such debt securities

- any underwriting discounts

- any initial public offering price

- any securities exchanges on which such debt securities may be listed

     If underwriters are used in the sale, debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such debt securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to
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
purchase such debt securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such debt securities if any of such debt securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Only underwriters named in a prospectus supplement are deemed to be underwriters in connection with the debt securities offered thereby.

     We may sell debt securities directly or through agents designated by us from time to time. Any agent involved in the offer or sale of debt securities will be named, and any commissions payable by us to such agent will be set forth in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any such agent will act on a best efforts basis for the period of its appointment.

     If so indicated in a prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase such debt securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of the debt securities sold pursuant to the contracts shall be not less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom the contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to our approval. The contracts will not be subject to any conditions except:

     (1) the purchase by an institution of the debt securities covered by its contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and

     (2) if the debt securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount of the debt securities less the principal amount thereof covered by the contracts.

     The underwriters will not have any responsibility in respect of the validity or performance of the contracts.

     If dealers are utilized in the sale of any debt securities, we will sell such debt securities to the dealers, as principal. Any dealer may then resell such debt securities to the public at varying prices to be determined by such dealer at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the prospectus supplement with respect to such debt securities being offered thereby.

     It has not been determined whether any series of debt securities will be listed on a securities exchange. Underwriters will not be obligated to make a market in any series of debt securities. We cannot predict the level of trading activity in, or the liquidity of, any series of debt securities. In order to comply with the securities laws of certain states, if applicable, the debt securities will be sold in such jurisdictions only through registered or licensed brokers or dealers.

     Any underwriters, dealers or agents participating in the distribution of debt securities may be deemed to be underwriters, and any discounts or commissions received by them on the sale or resale of debt securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against liabilities arising as a result of the offering, including liabilities under the Securities Act of 1933 or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engaged in transactions with, or perform services for, us or our affiliates in the ordinary course of business.

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

                                 LEGAL MATTERS

     The legality of the debt securities and the guarantees covered by this prospectus will be passed upon for the issuer and the guarantor by Richard A. Kalaher, Esq., Vice President, General Counsel & Secretary of the issuer and the guarantor. Any underwriters, dealers or agents will be advised about other issues relating to any offering by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedules of American Standard Inc. and American Standard Companies Inc. as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, incorporated by reference in American Standard Inc.'s and American Standard Companies Inc.'s Annual Reports on Form 10-K for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

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